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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 6)*

                                ---------------

                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

           CLASS A COMMON STOCK,
          PAR VALUE $.01 PER SHARE                        518439 10 4
---------------------------------------------     ------------------------------
       (TITLE OF CLASS OF SECURITIES)                    (CUSIP NUMBER)

                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 8 Pages
                         Exhibit Index Appears on Page 7

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

----------------------------- ---------------------------------------              -------------------------------------------------
CUSIP No.                     518439 10 4                                 13G                                       Page 2 of 8
----------------------------- ---------------------------------------              -------------------------------------------------

----------------- --------------------------------------------------- --------------------------------------------------------------
       1          NAME OF REPORTING PERSONS:                          IRA T. WENDER


                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY):
----------------- ---------------------------------------------------------------- -------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                      (A) [_]
                                                                                                                      (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- ----------------------------------------------------- ------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF ORGANIZATION:                 UNITED STATES OF AMERICA

----------------------------- -------- ------------------------------------------------- -------------------------------------------
         NUMBER OF               5     SOLE VOTING POWER:                                100,180
           SHARES
                              -------- ------------------------------------------------- -------------------------------------------
        BENEFICIALLY             6     SHARED VOTING POWER:                                  --
          OWNED BY
                              -------- ------------------------------------------------- -------------------------------------------
            EACH                 7     SOLE DISPOSITIVE POWER:                           100,180
          REPORTING
                              -------- ------------------------------------------------- -------------------------------------------
        PERSON WITH              8     SHARED DISPOSITIVE POWER:                         13,798,341

----------------- ---------------------------------------------------------------------- -------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY                                          13,898,521** SEE ITEM 4
                  OWNED BY EACH REPORTING PERSON:

----------------- ------------------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES:*                                                                                        [X]
                  ** SEE ITEM 4
----------------- ------------------------------------------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                            10.2%
                                                                                                                ** SEE ITEM 4

----------------- ----------------------------------------------------- ------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:                             IN
----------------- ----------------------------------------------------- ------------------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    IDENTITY OF ISSUER

           (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

           (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.    IDENTITY OF PERSON FILING

           (a) - (c)        This report is being filed by Ira T. Wender with a
                            business address of 1133 Avenue of the Americas, New
                            York, New York 10036 (the "Reporting Person"). The
                            Reporting Person is a citizen of the United States of America.

           (d) - (e)        This report covers the Issuer's Class A Common
                            Stock, par value $.01 per share (the "Class A Common
                            Stock"). The CUSIP number of the Class A Common
                            Stock is 518439 10 4.

ITEM 3.    Not Applicable.


ITEM 4.      OWNERSHIP

           (a) As of December 31, 2003, the Reporting Person beneficially owned 13,898,521 shares of Class A Common Stock as follows: (i) 9,936,803 shares of Class B Common Stock held indirectly as a co-trustee of The Estee Lauder 2002 Trust; (ii) 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock held indirectly as a co-trustee of The 1995 Estee Lauder LAL Trust and as a co-trustee of The 1995 Estee Lauder RSL Trust, each of which trusts are general partners of Lauder & Sons L.P., which owns the shares; and (iii) 100,180 shares of Class A Common Stock held indirectly as sole trustee of The RSL 4201 Trust. The amount excludes 3,000 shares of Class A Common Stock owned by his wife. The Reporting Person disclaims beneficial ownership of all such shares. The 100,180 shares of Class A Common Stock held indirectly as sole trustee of The RSL 4201 Trust and the 3,000 shares of Class A Common Stock owned by his wife are not subject to the Stockholders' Agreement (as defined below).

           (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 13,898,521 shares of Class A Common Stock, which would constitute 10.2% of the number of shares of Class A Common Stock outstanding.

                            Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 100,180 shares of Class A Common Stock for which the Reporting Person has voting power would constitute less than 0.1% of the aggregate voting power of the Issuer.

                               Page 3 of 8 Pages

           (c) The Reporting Person shares dispositive power with Leonard A. Lauder and Ronald S. Lauder, as co-trustees of The Estee Lauder 2002 Trust, with respect to the 9,936,803 shares of Class B Common Stock owned by The Estee Lauder 2002 Trust. The Reporting Person shares dispositive power with respect to the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P. as follows: (i) the Reporting Person shares dispositive power with Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) the Reporting Person shares dispositive power with Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (iii) the Reporting Person shares dispositive power with Richard D. Parsons, as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iv) the Reporting Person shares dispositive power with Joel S. Ehrenkranz, as a co-trustee of the 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Reporting Person as sole trustee of The RSL 4201 Trust has sole dispositive power with respect to 100,180 shares of Class A Common Stock owned by The RSL 4201 Trust.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                     Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                     Leonard A. Lauder and Ronald S. Lauder, as co-trustees and beneficiaries of The Estee Lauder 2002 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,936,803 shares of Class B Common Stock owned by The Estee Lauder 2002 Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P.: (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (iii) Richard D. Parsons, as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iv) Joel S. Ehrenkranz, as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The beneficiaries of the RSL 4201 Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 100,180 shares of Class A Common Stock owned by the RSL 4201 Trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                     Not Applicable.


                               Page 4 of 8 Pages

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                     The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

                     The shares owned by The RSL 4201 Trust and Mrs. Wender are not subject to the Stockholders' Agreement.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

                     Not Applicable.

ITEM 10.     CERTIFICATION

                     Not Applicable.



                               Page 5 of 8 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 4, 2004                       /s/ Ira T. Wender
                                              ----------------------------------
                                              Ira T. Wender




                               Page 6 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------



           Exhibit A -         List of Parties to the Stockholders' Agreement








                               Page 7 of 8 Pages